EXHIBIT 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place
              Vancouver, B.C.   Canada     V6C 3E1      TSX: GLG      NASDAQ: GLGL

GLG LIFE TECH CORPORATION AND WEIDER GLOBAL NUTRITION LLC
ANNOUNCE THE SETTLEMENT OF LEGAL PROCEEDINGS

Vancouver, B.C. March 30, 2009 - GLG Life Tech Corporation (“GLG”) (TSX: GLG)(NASDAQ: GLGL) and Weider Global Nutrition LLC (“Weider”) announce that the proceedings commenced by Weider against GLG in the Supreme Court of British Columbia will be dismissed by consent of the parties. The dismissal is the result of Weider’s offer to drop its claim against GLG without any payment to Weider if GLG would drop its counterclaim against Weider and agree to wind up GLG and Weider’s joint venture company, GLG Weider Sweet Naturals Corporation. GLG will now be marketing all of its products itself. Weider will carry on marketing activities in stevia related products independently.

Contact:	Brian Meadows, Chief Financial Officer
Phone:	+1 (604) 641-1368
Fax:	+1 (604) 844-2830
Email:	ir@glglifetech.com

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings including RebpureTM, RebsweetTM, AnySweetTM and the Company’s newest line Sweet SuccessSM, make it the leading producer of high purity, great tasting stevia extracts.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com